Exhibit 99.1

PRESS RELEASE
Richmont Mines Inc., 1501 McGill College Avenue, Suite 2920, Montreal, QC H3A 3M8 Canada

IMMEDIATE RELEASE

RICHMONT EXPOSES ISLAND GOLD DEEP C ZONE MINERALIZATION OVER
92 METRES, CONFIRMS GRADE AND CONTINUITY OF RESOURCE

MONTREAL, Quebec, Canada, April 24, 2014 - Richmont Mines Inc. (TSX - NYSE MKT: RIC), (“Richmont” or the “Corporation”), is pleased to announce that access to the upper portion of the Island Gold Deep resource has been achieved with approximately 130 metres of development into the C Zone, on claims that are 100% owned by the Corporation, at a vertical depth of 560 metres (the 560 level). An approximate 92 metre length of this development is well mineralized, and corresponds well with the previously established resource. Chip sample results (face) obtained for the C mineralized zone during lateral drift development over the 92 metres averaged a cut grade of 12.73 g/t over an average width of 2.92 metres. This grade value should be seen as indicative, as the capping value used (75 g/t) needs to be confirmed by further studies. Results from definition drilling completed within the deep resource offer additional confirmation of prior exploration data for Island Gold Deep. Approximately 5,000 metres of definition drilling has been done in the upper part of the C zone resource at 25 metre spacing, and results will enable a better definition of the resource limits for both the C and B zones. Ramp development is ahead of schedule and currently at the 610 metre level, and is on pace to reach a depth of 635 metres before year-end.

Highlights:

  Results from chip sampling on the face over 92 metres of lateral development on the 560 metre level of the mine averaged 12.73 g/t (cut to 75 g/t) over a 2.92 metre width (please see Chart 2 for details);

  Ramp has reached a vertical depth of 610 metres, and a fourth level will soon be established at that depth (existing levels are at vertical depths of 535 metres, 560 metres, and 585 metres);

  First long-hole stope from Island Gold Deep expected to be mined from the 560 metre level to the 585 metre level in the latter part of 2014, on 100%-owned Richmont ground;

  Notable results obtained from definition drilling completed in 2014 include (all cut grades over true widths): 36.40 g/t Au over 4.46 metres, 33.14 g/t Au over 5.05 metres and 16.98 g/t Au over 3.80 metres in the C Zone, and 19.82 g/t Au over 2.09 metres, 10.16 g/t Au over 3.99 metres and 14.41 g/t Au over 3.29 metres in the B Zone (please see to Table 1 for details, and Chart 2 for locations);

  New exploration drilling results not included in the existing resource base include (all cut grades over true widths): 14.23 g/t Au over 4.39 metres in the C Zone, and 7.83 g/t Au over 5.0 metres in an undefined zone (please see Table 2 for details).

Paul Carmel, President and CEO, commented: “We have achieved yet another milestone at Island Gold Deep – that of accessing the deep C Zone for the first time and seeing that the continuity and grades of the deposit have been confirmed. So far we have three levels opened up at Island Gold Deep, with a fourth (610 metre) to be excavated very shortly. The ramp will reach our targeted 635 metre level before year-end and may potentially be continued to the 660 metre level depending on the availability of jumbo crews. We are already beginning to lay the groundwork for extraction of the first long-hole stope from Island Gold Deep later in the year, yielding further geotechnical data before beginning the process of establishing reserves. We are delighted with the progress we are making at Island Gold Deep as it continues to transform the Island Gold Mine into a long-life, low-cost, cornerstone asset for Richmont.”

RICHMONT EXPOSES ISLAND GOLD DEEP C ZONE MINERALIZATION OVER 92 METRES, CONFIRMS GRADE AND CONTINUITY OF RESOURCE
April 24, 2014

Chart 1: Composite Longitudinal Section – Island Gold Deep

Chart 2: Island Gold Mine – 560 Metre Level Face Sampling Results

				TABLE 1
ISLAND GOLD DEEP DEFINITION DRLIING RESULTS(1)
Hole Number	Hole Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade(2) (g/t Au)	Zone(3)	Vertical depth of Intersection (metres)
510-480-20	165.00	115.90	119.36	3.21	1.41	1.41	C	542.08
510-480-21	140.35 inc.	98.86 98.86	103.29 99.31	4.40 0.44	12.99 110.88	11.38 95.00	C	507.51
510-480-22	150.00	95.18	97.61	2.41	1.25	1.25	C	501.38
510-480-23	250.00	128.20	131.30	2.65	4.54	4.54	C	567.18
510-480-24	220.00	140.10	143.50	2.66	14.55	14.55	C	569.30
510-480-25	225.00 inc.	206.85 206.85	214.02 209.19	4.46 1.46	84.64 242.81	36.40 95	C	654.42
510-480-26	140.00	87.23	89.60	2.27	0.54	0.54	C	487.72
510-480-27	300.00 inc.	211.50 212.80 224.10	215.00 213.65 229.50	2.08 0.50 3.20	81.35 324.19 7.74	25.69 95.00 7.74	C B	666.48 676.16
535-497-12	144.70	108.00	111.35	2.92	2.01	2.01	C	569.29
535-497-13	156.00	125.06	128.26	2.67	4.24	4.24	C	594.25
535-497-14	213.00	135.96	142.60	5.07	2.34	2.34	C	614.91
535-497-15	179.45	145.00	148.12	2.26	1.51	1.51	C	626.72
535-497-16	180.00	147.60 174.77	151.65 178.20	2.89 2.46	7.39 4.31	7.39 4.31	C B	629.52 645.22
535-497-17	231.00 inc.	146.53 148.58 163.39	153.65 151.10 166.29	5.05 1.79 2.06	52.55 142.21 3.01	33.14 87.36 3.01	C B	627.00 635.27
535-497-18	171.00	135.60	138.44	2.13	2.23	2.23	C	603.54
535-497-19	162.50	119.85	127.50	6.36	5.26	5.26	C	593.16
535-497-20	171.00	124.71	133.45	6.89	2.94	2.94	C	596.84
535-497-21A	186.00	131.85	136.50	3.38	16.98	16.98	C	597.46
560-481-01	90.00	60.68 74.14	64.20 77.43	2.49 2.32	0.85 5.67	0.85 5.67	C B	592.81 598.79
560-481-02	90.00	65.30	69.52	2.37	2.86	2.86	C	575.57
560-481-03	81.00	54.43	57.50	2.31	1.05	1.05	C	594.18
560-481-04	87.00	57.25	60.83	2.45	1.79	1.79	C	589.20
560-481-05	90.00	72.40	76.00	2.32	0.89	0.89	C	613.41
		86.70	90.00	2.09	19.82	19.82	B	622.70
560-481-06	111.00	97.00	101.5	2.31	5.83	5.83	C	638.69
560-481-07	111.00	85.00	89.30	2.38	18.91	18.91	C	630.40
560-481-08	110.00	75.59	81.94	3.67	2.91	2.91	C	617.44
560-481-09A	120.00 inc.	76.10 117.00 118.26	79.50 120.00 118.56	2.03 1.82 0.18	0.44 129.92 1,216.91	0.44 17.73 95.00	C B	608.60 631.35

RICHMONT EXPOSES ISLAND GOLD DEEP C ZONE MINERALIZATION OVER 92 METRES, CONFIRMS GRADE AND CONTINUITY OF RESOURCE
April 24, 2014

TABLE 1
ISLAND GOLD DEEP DEFINITION DRILLING RESULTS(1)
Hole Number	Hole Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade(2) (g/t Au)	Zone(3)	Vertical depth of Intersection (metres)
560-481-10	90.00 inc.	58.10 59.61	65.10 60.00	4.78 0.27	20.49 351.02	6.23 95.00	C	578.53
585-497-01	171.00 inc. inc.	119.62 126.30 133.63 136.20	128.56 126.70 137.66 136.66	7.47 0.33 3.37 0.38	31.90 608.66 11.01 84.84	8.93 95.00 11.01 84.84	C B	634.50 639.00
585-497-02	165.00	115.36 126.70	120.70 131.46	4.46 3.99	1.53 10.16	1.53 10.16	C B	620.17 623.28
585-497-03	174.80	131.00 148.86	135.75 153.14	3.64 3.29	1.76 14.41	1.76 14.41	C B	639.43 646.27
585-497-04	177.00	121.40	126.00	3.65	2.87	2.87	C	622.00
TOTAL	5,052.80

(1)	Please see the Regulation 43-101 at the end of this release for full analysis details.
(2)	A high grade assay capping value of 95 g/t Au was used for the C and B zones (a capping of 75 g/t is presently used at the Island Gold Mine).
(3)	The B Zone is found in the hanging wall of the C Zone.

In addition to further delineating the Island Gold Deep resource base through the 2014 definition drilling program, the Corporation continues to compile results from 2013 exploration drilling. Detailed in Table 2 below are new results from approximately 8,700 metres of exploration drilling completed at the Island Gold Mine. These results were not included in the updated January 2014 resource estimation.

TABLE 2 NEW ISLAND GOLD DEEP EXPLORATION DRILLING RESULTS(1)
Hole Number	Hole Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade(2) (g/t Au)	Zone(3)	Vertical depth of Intersection (metres)
425-503-03	145.80	91.40	97.15	4.39	14.23	14.23	C	477.50
425-503-06	178.00	116.00	119.12	2.27	8.22	8.22	C	502.19
450-467-05	852.00 inc.	644.70 650.70 770.20	651.07 651.07 781.40	2.23 0.13 4.17	5.68 97.54 3.39	5.53 95.00 3.39	B G1	1,041.27 1,152.62
450-467-06	531.00	317.40 475.00	321.84 478.93	2.85 2.64	3.02 3.35	3.02 3.35	X X	653.05 741.43
450-467-12	531.00	387.10 452.45	390.54 459.00	2.62 5.00	8.87 12.21	8.87 7.83	G X	675.81 709.93
460-456-02	844.00 inc.	415.10 417.45 807.00	418.30 417.90 814.50	0.89 0.13 2.10	22.95 115.00 3.67	12.40 40.00 3.67	X B	851.95 1,209.71
460-456-03	639.00 inc.	345.00 471.70 473.64 529.05	348.00 475.00 474.30 533.00	2.23 2.47 0.49 2.95	3.57 11.36 47.9 3.91	3.57 9.78 40.00 3.91	B G1 X	673.73 744.10 776.07

RICHMONT EXPOSES ISLAND GOLD DEEP C ZONE MINERALIZATION OVER 92 METRES, CONFIRMS GRADE AND CONTINUITY OF RESOURCE
April 24, 2014

TABLE 2 NEW ISLAND GOLD DEEP EXPLORATION DRILLING RESULTS(1)
Hole Number	Hole Length (metres)	From (metres)	To (metres)	True Width (metres)	Uncut Grade (g/t Au)	Cut Grade(2) (g/t Au)	Zone(3)	Vertical depth of Intersection (metres)
460-456-18A	675.00 inc.	345.40 346.45	350.50 346.80	2.01 0.14	11.03 62.54	9.48 40.00	X	771.22
460-456-21	792.00 inc.	618.62 619.18	628.00 619.62	5.89 0.28	3.90 46.57	3.59 40.00	X	887.38
460-456-22	807.00	652.50	661.77	4.89	3.51	3.51	X	967.69
460-456-23	870.00	75.82	78.46	1.00	10.43	10.43	X	538.67
510-480-17	250.00	158.22	161.38	2.54	6.71	6.71	B	593.26
510-480-19	220.00	172.29	175.86	2.53	3.86	3.86	B	562.78
535-497-09	210.00	145.54 205.55	151.64 208.45	4.58 2.23	4.58 3.08	4.58 3.08	B G1	618.66 647.89
535-497-10	190.00	66.85 128.27	70.73 132.60	3.14 3.54	8.52 3.00	6.06 3.00	E1E B	573.63 602.08
425-503-03	145.80	86.30	89.35	2.32	4.07	4.07	D	480.60
TOTAL	8,732.60

(1)	Please see the Regulation 43-101 at the end of this release for full analysis details.
(2)

A high grade assay capping value of 95 g/t Au was used for the C and B zones (a capping of 75 g/t is presently used at the Island Gold Mine). For all other zones, a high grade assay capping value of 40 g/t Au was used.

(3)

E1E, D and D1 Zones are found in the footwall of the C Zone. “B”, “G” and “G1” correspond to three zones found in the hanging wall of the C Zone. “X” corresponds to presently undefined zones, and are not included in the resource.

Details about the Island Gold Mine Property
The 59.0 km2 (5,900 hectares) Island Gold property is located 83 km northeast of Wawa, Ontario. Ore from the Island Gold Mine is processed at Richmont’s on-site mill, an 850 tonne per day rated CIP facility. Since Island Gold began commercial production in October 2007, Richmont has produced more than 256,000 ounces of gold. Underground operations are accessed via a ramp, and mining activities currently reach a vertical depth of approximately 400 metres.

About Richmont Mines Inc.
Richmont Mines has produced over 1,400,000 ounces of gold from its operations in Quebec, Ontario and Newfoundland since beginning production in 1991. The Corporation currently produces gold from the Island Gold Mine in Ontario and the Beaufor, Monique and W Zone mines in Quebec. The Corporation is also advancing the Island Gold Deep resource located directly beneath the Island Gold Mine in Ontario. With over 20 years of experience in gold production, exploration and development, and prudent financial management, the Corporation is well-positioned to cost-effectively build its Canadian reserve base and to successfully enter its next phase of growth. Richmont routinely posts news and other important information on its website (www.richmont-mines.com).

RICHMONT EXPOSES ISLAND GOLD DEEP C ZONE MINERALIZATION OVER 92 METRES, CONFIRMS GRADE AND CONTINUITY OF RESOURCE
April 24, 2014

Forward-Looking Statements
This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words "estimate", "project", "anticipate", "expect", "intend", "believe", "hope", "may" and similar expressions, as well as "will", "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines' Annual Information Form, Annual Reports and periodic reports.

Cautionary note to US investors concerning resource estimates
Information in this press release is intended to comply with the requirements of the Toronto Stock Exchange and applicable Canadian securities legislation, which differ in certain respects with the rules and regulations promulgated under the United States Securities Exchange Act of 1934, as amended (“Exchange Act”), as promulgated by the SEC. The reserve and resource estimates in this press release were prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of Regulation 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”).

U.S. Investors are urged to consider the disclosure in our annual report on Form 20-F, File No. 001-14598, as filed with the SEC under the Exchange Act, which may be obtained from us (without cost) or from the SEC’s web site: http://sec.gov/edgar.shtml.

Regulation 43-101
The exploration program was conducted by qualified persons as defined by Regulation 43-101. Specifically, the program was overseen by Mr. Daniel Adam, Geo., Ph.D., Vice-President, Exploration, who is a Qualified Person as defined by Regulation 43-101, and an employee of Richmont Mines Inc. Mr. Adam verified and approved the information in this press release. The analyses were conducted at Lab Expert laboratory in Rouyn-Noranda, Quebec, by means of fire assay fusion with atomic absorption (AA) and gravimetric finish.

For more information, please contact:

Investor Relations:
Jennifer Aitken
RICHMONT MINES INC.
Phone: 514 397-1410 ext. 101
E-mail: jaitken@richmont-mines.com

Ticker symbol: RIC
Listings: TSX – NYSE MKT
Web Site: www.richmont-mines.com
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